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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           SURETY CAPITAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    868666207
                                 --------------
                                 (CUSIP Number)

                              Christopher M. Wells
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index: Page 5

                                                              Page 1 of 11 Pages

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                                  SCHEDULE 13D

CUSIP No. 868666207


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Carlson Capital, L.P.
                  #75-249-4317

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /X/

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 483,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   483,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  483,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                    / /

13       Percent of Class Represented By Amount in Row (11)

                  8.4%

14       Type of Reporting Person*

                  IA, PN

                                                              Page 2 of 11 Pages

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         This Amendment No. 1 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on August 27, 1998 has been prepared to report the purchase by the Reporting Person of additional shares of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby amended as follows:

         All of the $158,816 used to make the purchase of the 60,500 additional Shares acquired by the Reporting Person came from the working capital of the investment funds and managed accounts directed by the Reporting Person.


Item 4.  Purpose of Transaction
         ----------------------

         Item 4 is hereby amended and restated as follows:

         All Common Stock held by the Reporting Person is being held for investment purposes. Consistent with such purposes, the Reporting Person has had, and expects to continue to have, discussions with management of the Issuer and has been contacted by one other shareholder of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Person may, in the future, have discussions with management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. Subject to economic considerations and market conditions, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities it presently owns in the open market or in private transactions. The Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13-D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

Items 5(a), (b), (c) and (d) are amended to read as follows:

(a) This statement on Schedule 13D relates to 483,500 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 8.4% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 483,500 shares of Common Stock.

(c) Since the original Schedule 13D filing, accounts managed by the Reporting Person purchased shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market, except for 6,820 shares which were purchased by the Reporting Person from Account No. 4 on behalf of Account No. 3 on September 4, 1998.

                                                              Page 3 of 11 Pages

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(d)      The private investment funds and managed accounts to which the
         Reporting Person serves as investment adviser and/or general partner and for whose accounts the Common Stock is held have the right to receive dividends from or proceeds from the sale of the Common Stock.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is amended to include the following:

         Exhibit A:  Transactions in Shares of Common Stock since the original
         ---------   Schedule 13D filing.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 7, 1998


                          CARLSON CAPITAL, L.P.



                          By: /s/ Clint D. Carlson
                              --------------------------------------------------
                              Clint D. Carlson, President of the General Partner

                                                              Page 4 of 11 Pages